SANYO

SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

August 6, 2003


03029263

To : Securities and Exchange Commission
Office of International Corporate Finance

82-264

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

NOTE

	Title of document	Copies
*	The Brief Statements of The Business Results for The First quarter ended June 30, 2003	1

SANYO ELECTRIC CO. , LTD.

Takao Okazaki

TAKAO OKAZAKI
GENERAL MANAGER,
ACCOUNTING UNIT

dlw 8/15

Z-015

(English Translation)

The Brief Statements of The Business Results for The First quarter ended June 30, 2003

SANYO Electric Co., Ltd.

[1] Consolidated Results

(1) Business Results for The First quarter ended June 30, 2003 and 2002

	Millions of Yen		
	2003	2002	Change
Net sales	¥ 585,601	¥ 507,613	15.4 %
Operating income	16,337	14,926	9.5 %
Income before income taxes and minority interests	8,943	8,642	3.5 %
Net income	3,637	3,591	1.3 %
	Yen		
Net income per share : Basic	¥ 1.96	¥ 1.92	

(2) Financial Condition as of June 30, 2003 and the end of 2002 Fiscal Year

	Millions of Yen	
	2003	2002
Total assets	¥ 2,754,277	¥ 2,744,526
Stockholders' equity	494,388	481,192
Stockholders' equity as a % of total assets	17.9 %	17.5 %